Exhibit 99.1

Seabridge Gold Inc.
News Release

Trading Symbols:                                                          TSX-V: SEA                                                                                      For Immediate Release
                                          AMEX: SA                                                                                         November 7, 2007

Drill Program Completed at Seabridge Gold’s Mitchell Deposit
New 43-101 Resource Report Commissioned for Completion in Early 2008

Toronto, Canada … Seabridge Gold announced today that it has completed its 2007 core drill program at its Mitchell deposit consisting of 37 holes totaling 15,294 meters.  Resource Modeling Inc. (“RMI”) has been commissioned by Seabridge to update the existing resource estimate for Mitchell following receipt of all assay results. Mitchell is one of three gold-copper porphyry deposits located on Seabridge’s 100% owned Kerr-Sulphurets project near Stewart, British Columbia, Canada.

The 2007 drill program was designed to upgrade much of the existing 13.1 million ounce inferred gold resource (564 million tonnes grading 0.72 grams per tonne gold and 0.18% copper) to the measured and indicated categories and to pursue extensions of the deposit to the south, north and at depth.

Of the 37 holes drilled in 2007: (i) 14 holes (totaling 6,607 meters) were drilled as in-fill holes within the limits of the known deposit; (ii) 16 holes (totaling 5,135 meters) were drilled to test for extensions to the south; and (iii) six holes (totaling 3,196 meters) were drilled to test for extensions to the north. In addition, all six of the holes drilled to test the northern extension and all 14 of the infill holes were extended beneath the limits of the previous resource estimate to test for depth extensions of the deposit. Finally, one hole was drilled to test for a southwest offset of the deposit.

Results from the first 17 holes drilled in 2007 were previously announced (see news releases dated September 4, 2007 and October 16, 2007). Seabridge expects to announce results from the remaining 20 holes in two batches: one in late November and the final results in early 2008. The updated resource estimate is expected to be released in February, 2008.

Seabridge President and CEO Rudi Fronk said “the results to date give us confidence that our objectives in terms of upgrading and expanding the Mitchell resource can be attained.”

RMI completed the first 43-101 compliant resource estimate for Mitchell following the 2006 drill program (see news release dated February 20, 2007). Seabridge has commissioned RMI to re-estimate mineral resources for the Mitchell deposit incorporating the 2007 drill data. RMI, located in Tucson, AZ, was formed in 2001 by Michael Lechner whose 30 year career includes nine years of exploring for base and precious metals, 11 years working at gold mines located in California and Nevada and ten years working as a consultant specializing in resource estimation. During the past six years, RMI has worked for a number of precious and base metal companies including Barrick Gold, NovaGold, Meridian Gold, Phelps Dodge, Pan American Silver, Alamos Gold, and a number of junior Canadian mining companies. Mr. Lechner is a Certified Professional Geologist with the AIPG, a Registered Professional Geologist in the state of Arizona, and has obtained special Registered Member status with the SME. RMI has no interest in the securities of Seabridge Gold and performs its work strictly as an independent consultant.

Based on drilling conducted by Seabridge in 2006, a National Instrument 43-101 compliant resource estimate for Mitchell, prepared by RMI, yielded an initial inferred resource of 564 million tonnes grading 0.72 grams per tonne gold (13.1 million ounces) and 0.18% copper (2.23 billion pounds) at an equivalent gold cut-off grade of 0.50 grams per tonne gold (see news release dated February 20, 2007). Equivalent grades were determined using a gold price of US$475 per ounce and a copper price of US$1.50 per

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Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net

pound. The 2006 drill program did not find the limits of the deposit which remained open to the north, to the south (toward the Sulphurets deposit a distance of two kilometers), to the west and at depth.

Exploration activities at Kerr-Sulphurets are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2007 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second laboratory on 10% of the samples. Samples are being assayed at Eco Tech Laboratory Ltd., Kamloops, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Hog Ranch project and the Kerr and Sulphurets deposits, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2006 and in the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email:  info@seabridgegold.net

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the adequacy or accuracy of this release.